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                              August 12, 2021

       Guy Abramo
       Chief Executive Officer
       HireRight GIS Group Holdings, LLC
       100 Centerview Drive, Suite 300
       Nashville, Tennessee 37214

                                                        Re: HireRight GIS Group
Holdings, LLC
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August 5,
2021
                                                            CIK 0001859285

       Dear Mr. Abramo:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 4, 2021

       Prospectus Summary
       Implications of Being an Emerging Growth Company, page 12

   1.                                                   Please supplementally
provide us with copies of all written communications, as defined in
                                                        Rule 405 under the
Securities Act, that you, or anyone authorized to do so on your behalf, present to potential
investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies
of the communications.
 Guy Abramo
FirstName LastNameGuy  Abramo
HireRight GIS Group Holdings, LLC
Comapany
August 12, NameHireRight
           2021          GIS Group Holdings, LLC
August
Page 2 12, 2021 Page 2
FirstName LastName
       You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry at 202-551-3621 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services